FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

February, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

PRESS RELEASE YE 2014

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2014

Highlights for the Period

SUMMARY

➢  Despite the good operating performance, net earnings attributable to the owners of Endesa Chile’s controlling shareholder decreased by 5% to Ch$ 334,557 million. This decrease was due to the impairments applied to investment made in HidroAysén and in Punta Alcalde project, which had an impact of Ch$ 69,066 million and Ch$ 9,185 million, respectively.

➢  Net electricity generation dropped 3% to 49,835 GWh, primarily due to less thermal generation in Chile due to the shutdown of operations of Bocamina II power plant and lower thermal generation dispatch in Argentina which was partially offset by greater hydro generation in Chile, Colombia and Argentina, and greater thermal generation in Peru.

➢  Operating revenue increased 21% reaching Ch$ 2,446,534 million, mainly as a consequence of higher average sale prices of electricity in Chile, Colombia and Peru, along with the full consolidation of Ch$ 113,074 million from GasAtacama.

➢  Procurement and services costs increased 35% to Ch$ 1,119,457 million, mainly explained by the greater cost of electricity purchases in Chile and Peru, greater fuel consumption costs in Chile and Peru and higher transportation and other services expenses in Colombia and Peru.

➢  Given the aforementioned factors, consolidated EBITDA increased 12% as of December 2014, reaching a total of Ch$ 1,094,981 million.

➢  Net financial expense reached Ch$ 68,783 million, decreasing by 50% when compared to the previous period, mainly due to greater financial income in Argentina, offset by a greater exchange difference expense in Chile.

➢  On April 22nd, 2014, Endesa Chile purchased an additional 50% ownership share of GasAtacama Holding Ltda.  (GasAtacama). Therefore, GasAtacama is now fully consolidated.

➢  The share of profits of associates declined 94% to Ch$ 7,185 million, mainly explained by the impairment of HidroAysén, and in a lesser degree due to a lower net income of Enel Brasil S.A. and a lower contribution by GasAtacama, which is now fully consolidated.

PRESS RELEASE YE 2014

FINANCIAL SUMMARY

➢  Consolidated debt as of December 2014 reached US$ 3,505 million, decreasing by US$ 331 million as compared to December 2013, which was partly explained by the debt negotiation between Endesa Costanera and Mitsubishi.

➢  The average interest rate, a significant cost component, was 7.2%, similar to December 2013.

➢  Financial expenses coverage ratio increased from 6.30 to 6.66 times mainly due to lower financial expenses as of December 2014.

➢  Liquidity, a critical factor in financial management, continues to stand in a solid position:

•         Consolidated committed credit lines: US$ 481 million.

•         Consolidated uncommitted credit lines: US$ 297 million.

•         Consolidated Cash and cash equivalents: US$ 552 million.

•         Consolidated Cash and cash equivalents + over 90 day term deposits: US$ 584 million.

PRESS RELEASE YE 2014

TABLE OF CONTENTS

CONSOLIDATED INCOME STATEMENT ANALYSIS	4
NET INCOME	4
OPERATING INCOME	4
ANALYSIS BY COUNTRY	5
CHILE	5
ARGENTINA	6
COLOMBIA	6
PERU	6
NET FINANCIAL RESULT	7
OTHER RESULTS AND TAXES	7
CONSOLIDATED BALANCE SHEET ANALYSIS	8
ASSETS	8
LIABILITIES AND SHAREHOLDER’S EQUITY	9
EVOLUTION OF KEY FINANCIAL RATIOS	10
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	11
CAPEX AND DEPRECIATION	11
MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	12
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	16

PRESS RELEASE YE 2014

Consolidated Income Statement Analysis

Net Income

Income attributable to the controlling shareholders of Endesa Chile as of December 2014 was Ch$ 334,557 million, compared to Ch$ 353,927 million booked as of December 2013, representing a 5% decrease.

A comparison of each item of the income statement is presented below:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	2014	2013	Chg	Chg %
REVENUES	2,446,534	2,027,432	419,102	21%
Sales	2,364,211	1,965,904	398,307	20%
Other operating revenues	82,323	61,528	20,795	34%
PROCUREMENT AND SERVICES	(1,119,457)	(830,873)	(288,584)	35%
Energy purchases	(396,791)	(237,677)	(159,114)	67%
Fuel consumption	(406,234)	(307,849)	(98,385)	32%
Transportation expenses	(246,384)	(233,607)	(12,777)	5%
Other variable costs	(70,048)	(51,740)	(18,308)	35%
CONTRIBUTION MARGIN	1,327,077	1,196,559	130,518	11%
Other work performed by entity and capitalized	29,170	18,982	10,188	54%
Employee benefits expense	(134,905)	(123,450)	(11,455)	9%
Other fixed operating expenses	(126,361)	(113,097)	(13,264)	12%
GROSS OPERATING INCOME (EBITDA)	1,094,981	978,994	115,987	12%
Depreciation, Amortization	(205,141)	(189,696)	(15,445)	8%
Reversal of impairment profit	(14,519)	(6,459)	(8,060)	125%
OPERATING INCOME	875,321	782,839	92,482	12%
NET FINANCIAL EXPENSE	(68,783)	(137,130)	68,347	(50%)
Financial income	95,553	18,292	77,261	422%
Financial costs	(136,829)	(142,667)	5,838	(4%)
Gain (Loss) for indexed assets and liabilities	13,926	1,002	12,924	(1290%)
Foreign currency exchange differences, net	(41,433)	(13,757)	(27,676)	201%
OTHER NON-OPERATING RESULTS	50,587	122,704	(72,117)	(59%)
Share of profit (loss) of associates accounted for using the equity method	7,185	119,347	(112,162)	(94%)
Net Income From Other Investments	43,320	793	42,527	5363%
Net Income From Sale of Assets	82	2,564	(2,482)	(97%)
NET INCOME BEFORE TAXES	857,125	768,413	88,712	12%
Income Tax	(238,152)	(204,907)	(33,245)	16%
NET INCOME	618,973	563,506	55,467	10%
Owners of parent	334,557	353,927	(19,370)	(5%)
Non-controlling interest	284,416	209,579	74,837	36%
Earning per share (Ch$ /share)	40.8	43.2	(2.4)	(5%)

Operating Income

As of December 31, 2014, operating income reached Ch$ 875,321 million, a 12% increase when compared to Ch$ 782,839 million reported for the previous period.

This higher margin was mainly explained by Ch$ 419,102 million greater operating revenue due to a higher average electricity sales price expressed in Chilean pesos, and the change to full consolidation of GasAtacama amounting to Ch$ 113,074 million. The aforementioned was partially offset by Ch$ 159,114 million greater electricity purchase costs, Ch$ 98,385 million greater fuel consumption costs partially explained by the full consolidation of GasAtacama, Ch$ 12,777 million greater transportation costs and Ch$ 18,308 million greater procurement and services costs.

PRESS RELEASE YE 2014

Endesa Chile’s EBITDA, or gross operating income, increased by 12% when compared to 2013, reaching Ch$ 1,094,981 million, not including the profit from the investment in Enel Brasil S.A, which reached Ch$ 62,181 million as of December 2014 and was accounted using the equity method.

In summary, Endesa Chile and its subsidiaries’ revenues, costs and operating income per country for the periods ended December 31, 2014 and 2013 are shown below:

COUNTRY (Million Ch$)	Chile		Argentina		Colombia		Peru		Adjustments		Consolidated
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Operating Revenues	1,236,136	973,139	105,265	131,443	753,373	639,504	353,795	283,807	(2,035)	(461)	2,446,534	2,027,432
% of consolidated	51%	48%	4%	6%	31%	32%	14%	14%	0%	0%	100%	100%
Operating Costs	(979,461)	(701,414)	(77,310)	(96,515)	(303,840)	(275,510)	(212,637)	(171,615)	2,035	461	(1,571,213)	(1,244,593)
% of consolidated	62%	56%	5%	8%	19%	22%	14%	14%	0%	0%	100%	100%
Operating Income	256,675	271,725	27,955	34,928	449,533	363,994	141,158	112,192	0	0	875,321	782,839

Revenues, costs and operating income per subsidiary of Endesa Chile, for the periods ended December 31, 2014 and 2013 are shown below:

	2014			2013
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Endesa Costanera	75,194	(61,492)	13,702	94,888	(73,744)	21,144
El Chocon	30,173	(15,836)	14,337	36,687	(22,451)	14,236
Investment Vehicles in Argentina and Consolidation Adjustments	(102)	18	(84)	(132)	(320)	(452)
Edegel	319,347	(197,692)	121,655	284,247	(171,921)	112,326
Investment Vehicles in Peru and Consolidation Adjustments	34,448	(14,945)	19,503	(440)	306	(134)
Emgesa	753,385	(303,895)	449,490	639,460	(275,532)	363,928
Investment Vehicles in Colombia and Consolidation Adjustments	(12)	55	43	44	22	66
Consolidation Foreign Subsidiaries Adjustments	(2,035)	2,035	-	(461)	461	-
Endesa Chile and Chilean subsidiaries	1,236,136	(979,461)	256,675	973,139	(701,414)	271,725
Total Consolidation	2,446,534	(1,571,213)	875,321	2,027,432	(1,244,593)	782,839

Energy sales by country of Endesa Chile and subsidiaries for the years ended December 31, 2014 and 2013 are shown below:

ENERGY SALES (Million Ch$)	Chile		Argentina		Colombia		Peru		Consolidated
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Sales at regulated customers	760,268	664,332	0	0	0	0	166,629	153,107	926,897	817,439
Sales at unregulated customers	274,938	156,628	9,262	21,920	532,364	496,018	116,580	87,185	933,144	761,752
Sales at spot market	98,643	27,575	23,773	52,026	211,285	138,163	2,049	8,387	335,750	226,151
Other customers	21,957	12,045	18,713	21,369	0	0	4,767	6,705	45,437	40,119
Total energy sales	1,155,805	860,581	51,749	95,316	743,649	634,181	290,025	255,383	2,241,228	1,845,461

Analysis by Country

CHILE

Operations in Chile recorded a 6% decline in operating income, reaching a total of Ch$ 256,675 million, while EBITDA increased 2% to Ch$ 370,441 million as of December 2014. The improved results of the business in Chile were a consequence of increased operating revenue amounting to Ch$ 262,996 million, primarily due to a higher average sale prices of electricity expressed in Chilean pesos, Ch$ 6,617 million lower transportation costs and the full consolidation of GasAtacama for Ch$ 113,074 million.

PRESS RELEASE YE 2014

The above was partially compensated by an increase in energy purchase costs for Ch$ 164,024 million, due to an increase in physical purchases in the spot market (+ 1,938 GWh), Ch$ 93,867 million higher fuel consumption costs mainly explained by the full consolidation of GasAtacama, Ch$ 8,664 million increased depreciation expense also due to the consolidation of GasAtacama, and Ch$ 12,582 million impairment provision of the Punta Alcalde project.

ARGENTINA

Operating income in Argentina decreased Ch$ 6,973 million during this period, reaching Ch$ 27,955 million, while EBITDA reached Ch$ 45,626 million as of December 2014, compared to Ch$ 55,799 million in 2013. These lower results are a consequence of a Ch$ 43,567 million decrease in electricity sales, mainly due to a lower average energy sales price in pesos and lower physical sales. The aforementioned is partially compensated by Ch$16,311 million received by Endesa Costanera related to its combined cycle availability contract, Ch$ 10,892 million lower electricity purchase costs and Ch$ 9,418 million lower fuel consumption and transportation costs.

Operating income of Endesa Costanera reached Ch$ 13,702 million, decreasing by Ch$ 7,442 million as of December 2014, as a consequence of lower electricity sales revenue mainly due to lower thermal generation and a lower average electricity sales price, expressed in pesos. The aforementioned was partially offset by the Ch$ 16,311 million increase in revenue mentioned above related to the availability contract signed with the regulator, as well as lower expenses in fuel consumption and electricity purchases costs amounting to Ch$ 14,752 million.

Operating income of El Chocón reached Ch$ 14,338 million, representing a 1% increase when compared to December 2013, mainly due to Ch$ 3,783 million lower electricity purchases costs and lower other fixed operating expenses amounting to Ch$ 2,843 million. This was partially offset by Ch$ 6,513 million lower energy sales mainly due to the effects of converting Argentine pesos to the Chilean pesos.

The conversion effect resulting from the translation of financial statements expressed in Argentine pesos to Chilean pesos in both periods leads to a 22.3% reduction in Chilean pesos as of December 2014 when compared to December 2013.

COLOMBIA

Operating income in Colombia increased Ch$ 85,540 million as of December 2014, reaching Ch$ 449,533 million and EBITDA reached Ch$ 494,152 million, representing a 23% increase compared to the Ch$ 401,574 million booked in 2013. These positive results were mainly explained by a Ch$113,869 million operating revenue increase related to a higher average electricity sales price, a Ch$ 7,402 million decrease in electricity purchases, and a Ch$ 1,855 million decrease in fuel consumption due to lower thermal generation.

The above was partially offset by a Ch$ 25,140 million increase in transportation costs and other variable procurement costs and services.

The conversion effect resulting from the translation of financial statements expressed in Colombian pesos to Chilean pesos in both periods leads to a 7.6% increase in Chilean pesos as of December 2014 when compared to December 2013.

PERU

Operating income grew 26% totaling Ch$ 141,158 million as of December 2014 compared to Ch$ 112,192 million in 2013. EBITDA, or gross operating income, of business in Peru increased 17% reaching Ch$ 184,762 million. Operating revenue increased 25%, equivalent to Ch$ 69,988 million, mainly due to an increase in physical sales and a 9% increase in the average electricity sales price expressed in Chilean pesos.

PRESS RELEASE YE 2014

The above was partially offset by a Ch$ 13,385 million increase in electricity purchase costs, a Ch$ 14,015 million increase in fuel consumption costs related to greater thermal generation, and a Ch$ 12,149 million increase in transportation expenses.

The conversion effect resulting from the translation of financial statements expressed in the Peruvian sol to the Chilean pesos in both periods causes a 9.6% increase in Chilean pesos as of December 2014 when compared to December 2013.

Net Financial Result

As of December 2014, net financial result of Endesa Chile recorded a Ch$ 68,783 million loss, improving 50% when compared to the Ch$ 137,130 million loss in 2013. This variation was mainly explained by a Ch$ 77,261 million increase in financial income primarily due to the negotiation of the terms of Endesa Costanera’s debt with Mitsubishi, Ch$ 5,838 million lower financial expenses, and a Ch$ 12,924 million increase in financial income related to price level adjustments. The above was partially offset by greater negative exchange differences amounting to Ch$ 27,676 million, mainly related to financial derivative contracts of Endesa Chile.

Other Results and Taxes

Income from shareholdings in associated companies reached Ch$ 7,185 million as of December 2014, decreasing 94% when compared to December 2013. This variation was mainly due to Ch$ 69,066 million impairment provision in HidroAysén, Ch$ 32,221 million lower net income from Enel Brasil S.A. caused by lower profits from distribution companies in Brazil and Ch$ 13,948 million lower net income from GasAtacama S.A. due to the change in the consolidation method resulting from the 50% additional shareholding purchased by Endesa Chile.

Income from other investments totaled Ch$ 43,320 million, primarily explained by the revaluation of the pre-existing shareholding Endesa Chile had before purchasing the additional 50% of GasAtacama and the recognition of retained conversion differences in that investment at the acquisition date.

Income tax expenses increased 16% in 2014, equivalent to Ch$ 33,245 million when compared to 2013, mainly in Colombia and Argentina.

PRESS RELEASE YE 2014

Consolidated Balance Sheet Analysis

Assets

Assets (Million Ch$)	Dec-14	Dec-13	Chg	Chg %
Current Assets	1,038,058	965,432	72,626	8%
Non-Current Assets	6,199,614	5,796,693	402,921	7%
TOTAL ASSETS	7,237,672	6,762,125	475,547	7%

Total assets of the company, as of December 2014, increase Ch$ 475,547 million when compared to December 2013, primarily due to:

➢  An increase in Current Assets amounting to Ch$ 72,626 million equivalent to 8%, mainly due to:

❖  An increase in customer accounts receivables and other accounts receivables amounting to Ch$ 124,532 million mainly explained by Ch$ 51,925 million due to the full consolidation of GasAtacama, an increase in  Endesa Chile electricity and fuel sales accounts receivables amounting to Ch$ 36,447 million and Ch$ 15,958 million value added tax credit assets.

❖  A Ch$ 19,616 million increase in inventories due to Ch$ 11,546 million full consolidation of GasAtacama and an increase in Endesa Chile amounting to Ch$ 8,143 million from coal and diesel oil purchases.

❖  An increase in non-current assets amounting to Ch$ 7,979 million primarily related to the transfer of current and non-current assets of Tunel El Melon held to be sold.

❖  The above is partially compensated by a Ch$ 45,992 million reduction in current tax assets and a reduction in related company account receivables amounting to Ch$ 50,819 million, mainly explained by the dividend payment received from Enel Brasil S.A. amounting to Ch$ 47,523 million and lower accounts receivables to GasAtacama amounting to Ch$ 15,383 due to its full consolidation since May, 2014.

➢  An increase of Non-current assets amounting to Ch$ 402,921 million, mainly explained by:

❖  Goodwill increased by Ch$ 25,514 million, mainly due to the GasAtacama goodwill allocation of Ch$ 20,204 million.

❖  An increase in property, plant and equipment amounting to Ch$ 538,140 million related to the Ch$ 603,047 million in investments during the period, the full consolidating of GasAtacama representing Ch$ 213,528 million, offset by Ch$ 197,100 million in depreciation, negative conversion effects amounting to Ch$ 63,643 million, and impairments for Ch$ 13,770 million.

❖  The above was partially compensated by a Ch$ 179,460 million reduction in investments booked using the equity method mainly due to the impairment provision in HidroAysén of Ch$ 69,066 million and the full consolidation of GasAtacama which represented Ch$ 123,628 million investment as of December 2013.

PRESS RELEASE YE 2014

Liabilities and Shareholder’s Equity

Liabilities and Shareholder's Equity (Million Ch$)	Dec-14	Dec-13	Chg	Chg %
Current Liabilities	1,392,738	1,238,391	154,347	12%
Non-Current Liabilities	2,321,048	1,935,920	385,128	20%
Equity	3,523,886	3,587,814	(63,928)	(2%)
Equity attributable to owners of parent	2,700,280	2,651,968	48,312	2%
Non-controlling	823,606	935,846	(112,240)	(12%)
TOTAL EQUITY AND LIABILITIES	7,237,672	6,762,125	475,547	7%

The Company’s Total Liabilities increased Ch$ 475,547 million when compared to December 2013, mainly due to:

➢  An increase in current liabilities amounting to Ch$ 154,347 million, equivalent to 12%, explained by:

❖  An increase in trade accounts payable and other accounts payable amounting to Ch$ 244,371 million, mainly due to Ch$ 125,363 dividends payable of Emgesa, Ch$ 45,238 million fixed assets creditors in Endesa Costanera, and Ch$ 23,980 due to the full consolidation of GasAtacama.

❖  An increase in current tax liabilities amounting to Ch$ 23,009 million, explained by Emgesa Income tax amounting to Ch$ 23,002.

❖  The aforementioned was partially offset by a Ch$ 62,974 million reduction in Other current financial liabilities, primarily due to the Ch$ 105,534 million reduction in Endesa Costanera resulting from refinancing debt with Mitsubishi, converting it from short-term to long-term and condonation Ch$ 92,321 million of interest, and negative currency exchange effects amounting to Ch$ 14,685, million, offset by Ch$ 10,539 million debt exchange differences. A Ch$ 21,794 million increase in Endesa Chile mainly related to Ch$ 48,655 million in bond interest accruals, exchange differences amounting to Ch$ 12,783 million, Ch$ 114,628 million of US dollar bond debt converting from long-term into the short-term, compensated by bank loan repayments amounting to Ch$ 111,734 million and bond debt interest payments of Ch$ 45,066 million. A Ch$ 25,115 million increase in Emgesa primarily explained by the Ch$ 73,301 million long-term debt converting into short-term, Ch$ 81,356 million interest accruals, offset by Ch$ 7,626 million negative currency conversion effects, and bond debt principal and interest payments amounting to Ch$ 119,695 million.

❖   A Ch$ 75,389  million decrease in accounts payable to related parties mainly in Endesa Chile due to Ch$ 75,299 million dividend payment to Enersis.

➢  An increase of Non-Current Liabilities amounting to Ch$ 388,525 million, equivalent to 20%, primarily explained by the following:

❖  An increase in Other non-current financial liabilities amounting to Ch$ 284,940 million. An increase in Endesa Chile amounting to Ch$ 203,211 million, mainly due to the Ch$ 219,616 million new US dollar bond issuance, exchange difference and price adjustments of bonds amounting to Ch$ 75,769 million, forward and swap contracts of Ch$ 11,679 million, offset by Ch$ 114,628 million in US dollar long-term bond debt converting to short-term. A Ch$ 34,402 million increase in Emgesa due to the new bond issuance amounting to Ch$ 168,369 million, offset by Ch$ 73,301 million of long-term bond debt converting to short-term and negative conversion effects amounting to Ch$ 62,394 million. A Ch$ 29,444 million increase in Endesa Costanera as a consequence of the Mitsubishi debt refinancing going from short-term to long-term.

PRESS RELEASE YE 2014

❖  An increase in deferred tax liabilities amounting to Ch$ 84,630 million, primarily in Chilean companies, that booked Ch$ 65,099 million greater liabilities as a consequence of the new tax reform and also due to the full consolidation of GasAtacama amounting to Ch$ 44,122 million.

➢  Net equity fell Ch$ 63,928 million when compared to December 2013. The controlling shareholder’s equity increased Ch$ 48,312 million, mainly resulting from the period’s net income which reached Ch$ 334,557 million, conversion reserves amounting to Ch$ 34,200 million, offset by a Ch$ 101,963 million hedging reserves reduction, dividends for the period and a minimum dividend amounting to Ch$ 171,152 million and the effect of tax rate change in Chile amounting to Ch$ 60,872 million.

➢  Minority shareholdings declined Ch$ 112,240 million, primarily as a result of the period’s negative comprehensive income which reached Ch$ 45,387 million and the dividends of the period amounting to Ch$ 349,898 million, offset by Ch$ 284,416 million net income for the period.

Evolution Of Key Financial Ratios

Indicator		Unit	Dec-14	Dec-13	Chg	Chg %
Liquidity	Liquidity	Times	0.75	0.78	(0.03)	(4%)
	Acid-test *	Times	0.69	0.73	(0.04)	(5%)
	Working capital	Million Ch$	(354,680)	(272,959)	(81,721)	30%
Leverage	Leverage **	Times	1.05	0.88	0.17	19%
	Short-term debt	%	37.5%	39.0%	(2%)	(4%)
	Long-term debt	%	62.5%	61.0%	2%	2%
	Financial expenses coverage*	Times	6.66	6.30	0.36	6%
Profitability	Op. income / Op. Revenues	%	35.8%	38.6%	(3%)	(7%)
	ROE ***	%	12.5%	13.6%	(1%)	(8%)
	ROA ***	%	8.8%	8.5%	0%	4%

* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
** Total debt / (equity + minority interest)
*** Annualized figures

The liquidity ratio as of December 2014 reached 0.75 times, representing a 4% decrease when compared to December 2013. The aforementioned figure reflects the solid liquidity position of the Company, meeting its debt obligations and financing its investments with cash surpluses and presenting an adequate schedule of its debt maturities.

The quick (acid) ratio reached 0.69 times, representing an 5% decrease when compared to December 2013.

The leverage ratio reached 1.05 times as of December 2014 representing a 19% increase when compared to December 2013.

PRESS RELEASE YE 2014

Consolidated Statements of Cash Flows Analysis

The Company generated a Ch$ 37,093 million positive net cash flow during 2014 composed by the following categories:

Cash Flow (Million Ch$)	2014	2013	Chg	Chg %
Net cash flows from (used in) operating activities	816,800	707,769	109,031	15%
Net cash flows from (used in) investing activities	(327,447)	(185,746)	(141,701)	76%
Net cash flows from (used in) financing activities	(452,260)	(429,588)	(22,672)	5%
Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	37,093	92,435	(55,342)	(60%)

Operating activities generated a Ch$ 816,800 million positive cash flow, which represents a 15% increase when compared to December 2013. This cash flow was mainly composed by collections of sales of good and rendered services amounting to Ch$ 2,811,897 million, offset by payments to suppliers of goods and services amounting to Ch$ 1,602,355 million, tax payments amounting to Ch$ 141,370 million and employee related payments amounting to Ch$ 115.501 million.

Investment activities generated a Ch$ 327,447 million negative cash flow, mainly due to the Ch$ 421,314 million investment in property, plant and equipment, the payment of the GasAtacama shareholding purchase amounting to Ch$ 37,655 million (See Note No 5 of financial statements). These effects were partially offset by dividends received amounting to Ch$ 139,059 million.

Financing activities generated a Ch$ 452,260 million negative cash flow. This negative cash flow was mainly as a result of Ch$ 368,636 million dividends paid, Ch$ 144,524 million interest paid, and the repayment of loans and financial leasing amounting to Ch$ 792,409 million, compensated by the collection of loan payments from related companies and third parties amounting to Ch$ 869,770 million.

Capex and Depreciation

Company (Million Ch$)	Payments for Additions of Fixed Assets		Depreciation
	2014	2013	2014	2013
Endesa Chile	125,400	62,099	58,756	58,641
Endesa Eco	23	1,954	0	0
Pehuenche	616	208	8,423	8,533
Inversiones Gas Atacama	2,201	0	8,715	0
Celta	27,513	20,901	22,364	22,835
Túnel El Melón	0	7	57	51
EASA (Group)	48,539	40,947	17,588	20,871
Emgesa	181,795	155,837	39,210	36,704
Generandes Peru (Group)	35,227	10,064	41,987	38,100
Total Consolidated	421,314	292,017	197,100	185,735

PRESS RELEASE YE 2014

Main Risks associated to the activities of Endesa Chile

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the company in terms of establishing their risk management policy, the following are regarded with particular importance:

➢   Compliance with the rules of good corporate governance.

➢   Strict compliance with all of the Group’s internal rules.

➢   Each business and corporate department defines:

I.   The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

II.  Counterpart criteria.

III. Authorized Operators.

➢   The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

➢   All business operations and corporate departments operate within the approved limits of each case.

➢   The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Endesa Chile policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rates.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining low income statement volatility.

In compliance with current interest rate hedging policy, the percentage of fixed and/or hedged debt to total net debt was 67% as of December 31, 2014.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that allow variable interest rates to be converted to fixed rates.

The financial debt structure of the Endesa Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

	Dec-14	Dec-13
Fixed Interest Rate	67%	71%
Variable Interest Rate	33%	29%
Total	100%	100%

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Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

➢  Endesa Chile’s subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

➢  Payments of project related supplies in currencies that are different from that of the companies’ cash flows indexation.

➢  Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

➢  Cash flows from foreign subsidiaries to the holding companies in Chile exposed to exchange rate variations.

In order to mitigate exchange rate risk, Endesa Chile’s exchange rate hedging policy is based on cash flows and focuses on maintaining a balance between cash flows that are indexed to the US dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy. Likewise, the policy is intended to foster refinancing debts in the currency used by each of the company operations.

Commodities Risk

Endesa Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

➢  Fuel purchases for electricity generation.

➢  Energy trading transactions in the local markets.

In order to reduce risks under extreme drought conditions, the company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the company is constantly evaluating the convenience of contracting hedges to mitigate the impact of these price changes on profits. As of December 31, 2014, the Company holds swaps for 266,000 barrels of Brent for January 2015 and 350,000 MMBTU of Henry Hub gas for February 2015. As of December 31, 2013 there were no outstanding commodities derivatives operations.

According to the operating conditions that are constantly being updated, these coverage measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

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The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 18 and 20 and appendix 4, respectively.

As of December 31, 2014, the liquidity position of the Endesa Chile Group was Ch$ 336,629 million in cash and other cash equivalents, and Ch$ 200,530 million in long-term committed credit facilities. As of December 31, 2013, the Endesa Chile Group’s liquidity was Ch$ 323,807 million in cash and other cash equivalents and Ch$ 153,458 million in long-term committed credit facilities.

Credit Risk

•           Commercial account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

In some countries it is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•           Financial assets

Investments resulting from cash surpluses take place in both national and foreign first-class financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, only those with investment grade ratings from the 3 main international credit-rating agencies (Moody’s, S&P and Fitch) are considered.

Investments may be guaranteed by treasury bonds of the countries with operations and/or papers issued by first class banks, giving priority to the latter for offering higher returns (always within the current investment policies).

Derivative contracts are carried out with creditworthy entities, so that all transactions take place with investment grade entities.

Risk Measurement

The Endesa Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk burden of the company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

➢  Financial debt.

➢  Hedging derivatives for debt, dividends, and projects.

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The Value at Risk calculated represents the potential change in value in the portfolio described above within a one day period with 95% confidence. To this effect, a study of the volatility of the risk variables that affect the value of the portfolio was performed, including:

➢  US Dollar interest rate.

➢  The different currencies used by our companies operations, the local indexes regularly used by banks.

➢  The exchange rate of the different currencies used in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (in one day) of market values (both spot and at term) of the risk variables, using the Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the volatilities and correlations matrix of the different variables at risk have been applied and calculated based on the historic logarithmic price returns.

Once the price scenarios are generated, the fair value of the portfolio is calculated for each scenario, obtaining a one day distribution of possible values. The one day Value at Risk with 95% confidence is calculated as the percentile of 5% of the possible changes in the fair value of the portfolio in one day.

Taking into account the above-mentioned hypotheses, the Value at Risk of financial debt and derivative positions are shown in the following table:

Financial Position (Th Ch$)	Dec-14	Dec-13
Interest Rate	20,291,690	8,035,082
Exchange Rate	2,632,675	2,205,128
Correlation	(3,443,888)	(3,291,060)
Total	19,480,477	6,949,150

The Value at Risk positions have evolved during 2014 and 2013 depending on the start/maturity of operations throughout each year.

Other Risks

As is common practice in credit facilities and capital market operations, a portion of Endesa Chile's financial debt is subject to cross default provisions.

Non-payment – after any applicable grace period – of Endesa Chile's debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the syndicated loan. Furthermore, this loan contains provisions under which certain events other than non-payment, in the company, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Endesa Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million could lead to the acceleration payment of its Yankee Bonds. In the specific case of Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million.

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Lastly, in the case of Endesa Chile’s local bonds and credit lines, acceleration is only triggered by the Issuer’s default.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of these companies, performed by the credit-rating agencies, result in the need to make prepayments of debt.

Book Value and Economic Value of Assets

With regard to most relevant assets, it is worth noting the following:

Property, plants, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plants, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the expected life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium over the cost of acquisition regarding the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.d of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine if any asset has suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset takes place to determine the level of impairment. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Assets denominated in a foreign currency are translated using the periods closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions comply with conditions prevailing in the market.

In summary, assets values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes N°2 and N°3 of the Financial Statements.

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CONTACT INFORMATION

For further information, please contact us:

Susana Rey M. Head of Investor Relations susana.rey@endesa.cl (+56) 22630 9606	Catalina González S. Investor Relations Senior Analyst cbgs@endesa.cl (+56) 22630 9603
Guillermo Berguecio B. Investor Relations Analyst gabb@endesa.cl (+56) 22630 9506	Francisco Basauri M. Investor Relations Analyst fbasauri@endesa.cl (+56) 22630 9585

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ FERNANDO GARDEWEG R.
Fernando Gardeweg R. Chief Financial Officer

Dated: February 2, 2015